SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-1A

REGISTRATION STATEMENT (NO. 2-65955-99)
UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No.	[ ]
Post-Effective Amendment No. 59	[X]
and
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 59	[X]

VANGUARD TRUSTEES’ EQUITY FUND
(Exact Name of Registrant as Specified in Declaration of Trust)

P.O. Box 2600, Valley Forge, PA 19482
(Address of Principal Executive Office)

Registrant’s Telephone Number (610) 669-1000

Heidi Stam, Esquire
P.O. Box 876
Valley Forge, PA 19482

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d)

Explanatory Note

This Post-Effective Amendment consists of the following:

1. Facing Sheet of the Registration Statement
2. Part C to the Registration Statement (including signature page)
3. Exhibit (d) to Item 28 to the Registration Statement

This Post-Effective Amendment is being filed solely to file Advisory Agreements as Exhibit (d) to Item 28 to this registration Statement on Form N-1A (the “Registration Statement”).

Part A and B of Post-Effective Amendment No. 58 to the Registration Statement filed on June 9, 2011 pursuant to Rule 485(a) under the Securities Act of 1933, are incorporated by reference.

PART C

VANGUARD TRUSTEES’ EQUITY FUND

OTHER INFORMATION

Item 28. Exhibits

(a)	Articles of Incorporation, Amended and Restated Agreement and Declaration of Trust, filed on June 9, 2011, Post-Effective Amendment No. 58, is hereby incorporated by reference..
(b)	By-Laws, filed on December 23, 2010, Post-Effective Amendment No. 53, are hereby incorporated by reference.
(c)	Instruments Defining Rights of Security Holders, reference is made to Articles III and V of the Registrant’s Amended and Restated Agreement and Declaration of Trust, refer to Exhibit (a) above.
(d)	Investment Advisory Contracts, for Lazard Asset Management LLC, filed on July 27, 2006, Post-Effective Amendment No. 44; for AllianceBernstein L.P., filed on February 20, 2007, Post- Effective Amendment No. 46; for Edinburgh Partners Limited, filed on July 21, 2008, Post- Effective Amendment No. 49; and for Hansberger Global Investors, Inc., filed on February 23, 2011, Post-Effective Amendment No. 54 are hereby incorporated by reference. For M&G
Investment Management Limited, Oaktree Capital Management, L.P., Pzena Investment Management, LLC, and Wellinton Management Company are filed herewith. The Vanguard Group, Inc. provides investment advisory services to Vanguard Diversified Equity Fund at cost pursuant to the Amended and Restated Funds’ Service Agreement, refer to Exhibit (h) below.
(e)	Underwriting Contracts, not applicable.
(f)	Bonus or Profit Sharing Contracts, reference is made to the section entitled “Management of the Funds” in the Registrant’s Statement of Additional Information.
(g)	Custodian Agreements, for Brown Brothers Harriman & Co., filed on February 24, 2010, Post- Effective Amendment No. 52; and for Bank of New York Mellon, filed on June 9, 2011, Post- Effective Amendment No. 58 are hereby incorporated by reference.
(h)	Other Material Contracts, Fifth Amended and Restated Funds’ Service Agreement filed on February 24, 2010, Post-Effective Amendment No. 52, is hereby incorporated by reference.
(i)	Legal Opinion, not applicable.
(j)	Other Opinions, Consent of Independent Registered Public Accounting Firm, filed on June 9, 2011, Post-Effective Amendment No. 58, is hereby incorporated by reference.
(k)	Omitted Financial Statements, not applicable.
(l)	Initial Capital Agreements, not applicable.
(m)	Rule 12b-1 Plan, not applicable.
(n)	Rule 18f-3 Plan, filed on June 9, 2011, Post-Effective Amendment No. 58, is hereby incorporated by reference..
(o)	Reserved.
(p)	Codes of Ethics, for AllianceBernstein L.P., and Lazard Asset Management LLC, filed on July 27, 2006, Post-Effective Amendment No. 44; for Edinburgh Partners Limited, filed on July 21, 2008, Post-Effective Amendment No. 49, and for Hansberger Global Investors, Inc., filed on December 17, 2009, Post Effective Amendment No. 51, are hereby incorporated by reference.
For	the Vanguard Group, Inc., filed on February 24, 2010, Post-Effective Amendment No. 52, is
hereby	incorporated by reference. For M&G Investment Management Limited, Oaktree
Capital	Management, L.P., Pzena Investment Management, LLC, and Wellington
Management	Company, LLP, filed on March 28, 2011, Post-Effective Amendment No. 56 are
hereby	incorporated by reference.

Item 29. Persons Controlled by or under Common Control with Registrant

Registrant is not controlled by or under common control with any person.

Item 30. Indemnification

The Registrant’s organizational documents contain provisions indemnifying trustees and officers against liability incurred in their official capacities. Article VII, Section 2 of the Amended and Restated Agreement and Declaration of Trust provides that the Registrant may indemnify and hold harmless each and every trustee and officer from and against any and all claims, demands, costs, losses, expenses, and damages whatsoever arising out of or related to the performance of his or her duties as a Trustee or officer. Article VI of the By-Laws generally provides that the Registrant shall indemnify its trustees and officers from any liability arising out of their past or present service in that capacity. Among other things, this provision excludes any liability arising by reason of willful misfeasance, bad faith, gross negligence, or the reckless disregard of the duties involved in the conduct of the trustee’s or officer’s office with the Registrant.

Item 31. Business and Other Connections of Investment Advisor

AllianceBernstein L.P. (Alliance Bernstein) is an investment advisor registered under the Investment Advisers Act of 1940, as amended (the Advisers Act). The list required by this Item 31 of officers and partners of AllianceBernstein, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and partners during the past two years, is incorporated herein by reference from Schedules B and D of Form ADV filed by AllianceBernstein pursuant to the Advisers Act (SEC File No. 801-56720).

Edinburgh Partners Limited (Edinburgh Partners) is an investment advisor registered under the Advisers Act. The list required by this Item 31 of officers and directors of Edinburgh Partners, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Schedules B and D of Form ADV filed by Edinburgh Partners pursuant to the Advisers Act (SEC File No. 801-63714).

Hansberger Global Investors, Inc. (HGI) is an investment advisor registered under the Advisers Act. The list required by this Item 31 of officers and directors of HGI, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Schedules B and D of Form ADV filed by HGI pursuant to the Advisers Act (SEC File No. 801-46059).

Lazard Asset Management, LLC (Lazard) is an investment advisor registered under the Advisers Act. The list required by this Item 31 of officers and directors of Lazard, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Schedules B and D of Form ADV filed by Lazard pursuant to the Advisers Act (SEC File No. 801-61701).

M&G Investment Management Limited (M&G) is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of M&G, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Schedules B and D of Form ADV filed by M&G pursuant to the Advisers Act (SEC File No. 801-21981).

Oaktree Capital Management, L.P. (Oaktree), is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and partners of Oaktree, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and partners during the past two years, is incorporated herein by reference from Schedules B and D of Form ADV filed by Oaktree pursuant to the Advisers Act (SEC File No. 801-48923).

Pzena Investment Management, LLC (Pzena) is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of Pzena, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Schedules B and D of Form ADV filed by Pzena pursuant to the Advisers Act (SEC File No. 801-50838).

Wellington Management Company, LLP (Wellington Management) is an investment advisor registered under the Advisers Act. The list required by this Item 31 of officers and partners of Wellington

Management, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and partners during the past two years, is incorporated herein by reference from Schedules B and D of Form ADV filed by Wellington Management pursuant to the Advisers Act (SEC File No. 801-15908).

The Vanguard Group, Inc. (Vanguard) is an investment advisor registered under the Advisors Act. The list required by this Item 31 of officers and directors of Vanguard, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Schedule B and D of Form ADV filed by Vanguard pursuant to the Advisors Act (SEC File No. 801-11953).

Item 32. Principal Underwriters

(a)	Vanguard Marketing Corporation, a wholly owned subsidiary of The Vanguard Group, Inc., is the principal underwriter of each fund within the Vanguard group of investment companies, a family of 37 investment companies with more than 170 funds.
(b)	The principal business address of each named director and officer of Vanguard Marketing Corporation is 100 Vanguard Boulevard, Malvern, PA 19355.

Name	Positions and Office with Underwriter	Positions and Office with Funds
R. Gregory Barton	Director and Senior Vice President	None
Mortimer J. Buckley	Director and Senior Vice President	None
F. William McNabb III	Chairman	Chairman and Chief Executive Officer
Michael S. Miller	Director and Managing Director	None
Glenn W. Reed	Director	None
George U. Sauter	Director and Senior Vice President	None
Heidi Stam	Director and Senior Vice President	Secretary
Richard D. Carpenter	Treasurer	None
David L. Cermak	Principal	None
Joseph Colaizzo	Financial and Operations Principal	None
Salvatore L. Pantalone	Financial and Operations Principal and Assistant	None
Treasurer
Michael L. Kimmel	Secretary	None
John C. Heywood	Principal	None
Jack T. Wagner	Assistant Treasurer	None
Jennifer M. Halliday	Assistant Treasurer	None
Deborah McCracken	Assistant Secretary	None
Joseph F. Miele	Registered Municipal Securities Principal	None
Scott M. Bishop	Registered Municipal Securities Principal	None
Bradley J. Sacco	Registered Municipal Securities Principal	None
Jane K. Myer	Principal	None
Pauline C. Scalvino	Chief Compliance Officer	Chief Compliance Officer
Matthew Woldin	AIS Administrative Services Officer	None
Paul Atkins	Assistant Treasurer	None
Timothy P. Holmes	Principal	None
Colin M. Kelton	Principal	None

(c)	Not Applicable.

Item 33. Location of Accounts and Records

The books, accounts, and other documents required to be maintained by Section 31 (a) of the Investment Company Act and the rules promulgated thereunder will be maintained at the offices of the Registrant, 100 Vanguard Boulevard, Malvern, Pennsylvania 19355; the Registrant’s Transfer Agent, The Vanguard Group, Inc., 100 Vanguard Boulevard, Malvern, Pennsylvania 19355; and the Registrant’s Custodians, Brown Brothers Harriman & Co., 40 Water Street, Boston, Massachusetts 02109-3661, Bank of New York Mellon, One Wall Street, New York, New York10286.

Item 34. Management Services

Other than as set forth in the section entitled “Management of the Funds” in Part B of this Registration Statement, the Registrant is not a party to any management-related service contract.

Item 35. Undertakings

Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant hereby certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the town of Valley Forge and the Commonwealth of Pennsylvania, on the 27th day of June, 2011.

VANGUARD TRUSTEES’ EQUITY FUND

BY:_________/s/ F. William McNabb III*____________

F. William McNabb III
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date

/s/ F. William McNabb III*	Chairman and Chief Executive	June 27, 2011
Officer
F. William McNabb III
/s/ Emerson U. Fullwood*	Trustee	June 27, 2011
Emerson U. Fullwood
/s/ Rajiv L. Gupta*	Trustee	June 27, 2011
Rajiv L. Gupta
/s/ Amy Gutmann*	Trustee	June 27, 2011
Amy Gutmann
/s/ JoAnn Heffernan Heisen*	Trustee	June 27, 2011
JoAnn Heffernan Heisen
/s/ F. Joseph Loughrey*	Trustee	June 27, 2011
F. Joseph Loughrey
/s/ André F. Perold*	Trustee	June 27, 2011
André F. Perold
/s/ Alfred M. Rankin, Jr.*	Trustee	June 27, 2011
Alfred M. Rankin, Jr.
/s/ Peter F. Volanakis*	Trustee	June 27, 2011
Peter F. Volanakis
/s/ Thomas J. Higgins*	Chief Financial Officer	June 27, 2011
Thomas J. Higgins

*By: /s/ Heidi Stam

Heidi Stam, pursuant to a Power of Attorney filed on April 26, 2010, see File Number 33-53683, Incorporated by Reference.

INDEX TO EXHIBITS

Investment Advisory Contracts, M&G Investment Management Limited	Ex-99.D
Investment Advisory Contracts, Oaktree Capital Management, L.P	Ex-99.D
Investment Advisory Contracts, Pzena investment Management, LLC	Ex-99.D
Investment Advisory Contracts, Wellington Management Company, LLP	Ex-99.D